July 7, 2008	Trading Symbol: TSX.V – HNC

Lyle Davis appointed Chairman of Hard Creek Nickel

(Vancouver) - Mark Jarvis, President of Hard Creek Nickel Corp., today announced that Lyle Davis, a director of the Company, has agreed to serve as Non-Executive Chairman of the Board of Hard Creek Nickel Corp. Mr. Jarvis has resigned as Chairman but continues as President, CEO and a director of the Company.

"As a Board we decided that, in accordance with modern corporate governance principles, the functions of Chairman and CEO should be separated," said Mr. Jarvis. "I am delighted that Mr. Davis has agreed to serve in this capacity. As a member of the Board and as Chairman of the Audit Committee, he has consistently demonstrated sound judgment, objectivity, and a commitment to the interests of the shareholders."

"I look forward to the challenges of this new role," said Mr. Davis. "I believe our Company has a strong management team that is dedicated to advancing the development of our core asset, the Turnagain Nickel project. I anticipate an interesting year ahead as management takes the project to the next level."

"Mark Jarvis"

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

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Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
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E: info@hardcreek.com W: www.hardcreeknickel.com
Contact: Tom Corcoran, Corporate Communications - 604 681 2323